

January 26, 2026

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Addition of Principal-Form SBSE-A

To whom it may concern:

The following changes are being made to Truist Bank Security-Based Swap Dealer Principals.

The Truist Bank Security-Based Swap Dealer Principal has a CRD No. to be added:
      George Mitchell Ballantyne Jr, CRD No. 6085538

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606